totally hip
TECHNOLOGIES INC.
www.totallyhip.com
Telephone: 604.638.8180

December 19, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: **TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")**
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since October 10, 2008:

A. Copy of news release issued during the relevant period dated November 26, 2008.

B. Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news release dated November 26, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

#82- 4556

totally hip

News Release
November 26, 2008

FINANCING NOT PROCEEDING

Vancouver, B.C. – November 26, 2008 – Further to its news releases of April 25, 2008 and June 20, 2008, Totally Hip Technologies Inc. **(TSX-V:THP)** announces that it is not proceeding with its non-brokered private placement financing of up to $1,200,000 at a price of $0.06 per unit.

For further information on investor or corporate matters contact 604.638.8180 or email investor@totallyhip.com.

Totally Hip Technologies Inc.

Per: *"Michael Ross"*
Michael Ross, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556
Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.638.8180

This release may contain forward-looking statements that involve risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" and similar expressions are intended to identify forward-looking statements. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are Totally Hip's ability to develop, complete, introduce, market, distribute and gain market acceptance for its products and technologies in a timely manner, announcements of technological innovations, new products or product enhancements by Totally Hip or its competitors; general market conditions; and other factors that may impact the Company or its business opportunities including factors detailed in Totally Hip's filing with the Securities and Exchange Commission.

#82-4556

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
605 – 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

November 26, 2008

Item 3. **News Release**

News Release dated November 26, 2008 and disseminated to Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer announces that it is not proceeding with its non-brokered private placement financing of up to $1,200,000 at a price of $0.06 per unit.

Item 5. **Full Description of Material Change**

Further to its news releases of April 25, 2008 and June 20, 2008, the Issuer announces that it is not proceeding with its non-brokered private placement financing of up to $1,200,000 at a price of $0.06 per unit.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 638-8180.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, the 2nd day of December, 2008.

"David Dicaire"
David Dicaire, President

END